Fran Stoller Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

July 8, 2015

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc. Preliminary Proxy

Dear Mr. Riedler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are responding to the following comment set forth in the Staff’s letter dated July 6, 2015:

Comment

Please revise your disclosure in your preliminary proxy statement to discuss whether you have any specific plans, agreements, arrangements or understanding with respect to the proposed increase of your authorized but unissued stock as a result of your planned reverse stock split. If so, please disclose all material details of such issuance(s)

Response

The disclosure on page 22 of the proxy under the heading “Effect on Authorized But Unissued Shares of Common Stock” has been expanded to state that with the exception of the reservation of shares for issuance upon exercise of the October 2014 warrants and the reservation of shares underlying the 2015 Incentive Plan, if such plan is approved by the Company’s stockholders at the annual meeting, there are no specific plans, arrangements, agreements or understandings regarding the issuance of any of the authorized shares that will become available upon completion of the reverse stock split.

Jeffrey P. Riedler July 8, 2015 Page 2

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner

Cc: Tara Keating Brooks